1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2023 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	January 10, 2023	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC December 2022 Revenue Report

HSINCHU, Taiwan, R.O.C. – Jan. 10, 2023 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for December 2022: On a consolidated basis, revenue for December 2022 was approximately NT$192.56 billion, a decrease of 13.5 percent from November 2022 and an increase of 23.9 percent from December 2021. Revenue for January through December 2022 totaled NT$2,263.89 billion, an increase of 42.6 percent compared to the same period in 2021.

TSMC December Revenue Report (Consolidated):

(Unit:NT$ million)
Period	December 2022	November 2022	M-o-M Increase (Decrease) %	December 2021	Y-o-Y Increase (Decrease) %	January to December 2022	January to December 2021	Y-o-Y Increase (Decrease) %
Net Revenue	192,560	222,706	(13.5)	155,382	23.9	2,263,891	1,587,415	42.6

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for December 2022 (“Current Month”).

Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.

1.	Revenue (in NT$ thousands)
	Period	Items	2022	2021
	Dec.	Net Revenue	192,560,242	155,382,230
	Jan. ~ Dec.	Net Revenue	2,263,891,292	1,587,415,037

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Outstanding amount

	TSMC China*		84,224,431	45,211,510
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)
	Guarantor		Limit of guarantee	Outstanding amount

	TSMC*		684,493,577	2,555,730
	TSMC**			230,347,500
	TSMC***			246,699,701
	TSMC Japan Ltd.****		332,404	307,692

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

(1) Derivatives not applying hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	79,610,590
	Mark to Market of Outstanding Contracts	534,787
	Cumulative Unrealized Profit/Loss	1,025,978
Expired Contracts	Cumulative Notional Amount	1,105,169,584
	Cumulative Realized Profit/Loss	1,492,528
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	22,259,236
	Mark to Market of Outstanding Contracts	381,076
	Cumulative Unrealized Profit/Loss	407,458
Expired Contracts	Cumulative Notional Amount	274,491,294
	Cumulative Realized Profit/Loss	(3,195,671)
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	6,375,316
	Mark to Market of Outstanding Contracts	(95,710)
	Cumulative Unrealized Profit/Loss	(84,338)
Expired Contracts	Cumulative Notional Amount	95,814,665
	Cumulative Realized Profit/Loss	(97,991)
Equity price linked product (Y/N)		N

‧Emerging Fund
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	122,852
	Mark to Market of Outstanding Contracts	122,852
	Cumulative Unrealized Profit/Loss	-
Expired Contracts	Cumulative Notional Amount	-
	Cumulative Realized Profit/Loss	-
Equity price linked product (Y/N)		Y

(2) Derivatives applying hedge accounting.

‧TSMC Global
		Future	Forward
Margin Payment		-	-
Premium Income (Expense)		-	-
Existing Contracts	Outstanding Notional Amount	2,281,976	-
	Mark to Market of Outstanding Contracts	1,516	-
	Cumulative Unrealized Profit/Loss	2,953	-
Expired Contracts	Cumulative Notional Amount	13,375,512	2,980,430
	Cumulative Realized Profit/Loss	281,042	22,422
Equity price linked product (Y/N)		N	N

‧TSMC Arizona
		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	-
	Mark to Market of Outstanding Contracts	-
	Cumulative Unrealized Profit/Loss	(24,270)
Expired Contracts	Cumulative Notional Amount	27,877,770
	Cumulative Realized Profit/Loss	1,380,966
Equity price linked product (Y/N)		N